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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

    Information to be Included in Statements Filed Pursuant to 13d-1(a) and
                 Amendments Thereto Filed Pursuant to 13d-2(a)

                               (Amendment No. 7)*

                          Maxcor Financial Group Inc.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  57772G-10-0
                            -----------------------
                                 (CUSIP Number)

                               Gilbert D. Scharf
                                 P.O. Box 1124
                        Ponte Vedra Beach, Florida 32004

                                with a copy to:

                                General Counsel
                          Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 16, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

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                                  SCHEDULE 13D

CUSIP No.  57772G 10 0                                Page   2    of  4  Pages
         ---------------                                   ------    ---

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1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Gilbert D. Scharf

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                  (b) / /
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3             SEC USE ONLY

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4             SOURCE OF FUNDS*

              PF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

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        NUMBER OF          7           SOLE VOTING POWER

        SHARES 1,168,133 (including shares issuable upon currently exercisable Options)

                           ----------------------------------------------------
      BENEFICIALLY          8          SHARED VOTING POWER

        OWNED BY                       0

                           ----------------------------------------------------
         EACH              9           SOLE DISPOSITIVE POWER

       REPORTING                       1,168,133 (including shares issuable
                                       upon currently exercisable Options)

                           ----------------------------------------------------
        PERSON             10          SHARED DISPOSITIVE POWER

         WITH                          0

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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,168,133 (including shares issuable upon currently exercisable Options)

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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /


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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.2%

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14            TYPE OF REPORTING PERSON*
              IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 4 Pages

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         Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997, January 13, 1998, December 23, 1998 and January 11, 1999), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:


Item 3.           Source and Amount of Funds
                  or Other Consideration
                  --------------------------

The first paragraph of Item 3 is hereby deleted and replaced in its entirety by the following:

                  All funds used to purchase Common Stock of the Issuer held by the Reporting Person reported in paragraphs (a), (b), (e), (g) and (h) below were personal funds. No amount of such funds were borrowed or otherwise procured from other sources. The consideration used to acquire Common Stock of the Issuer held by the Reporting Person reported in paragraph (d) below was the Warrants of the Issuer described in paragraph
     (b).

A new paragraph (h) is hereby added to the end of Item 3 as follows:

                  (h) On January 4, 1999, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 1,000 shares of Common Stock at a per share price of $1.65625 and 6,300 shares of Common Stock at a per share price of $1.50. On April 16, 1999, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 10,000 shares of Common Stock at a per share price of $1.50.


Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

                  (a) The Reporting Person currently beneficially owns 1,168,133 shares of Common Stock. This number of shares represents: (i) 656,839 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 411,294 shares of Common Stock that are held in the Gilbert D. Scharf Living Trust, of which the Reporting Person is the sole trustee and (iii) 100,000 Options that are currently exercisable. In its Annual Report on Form 10-K for the year ended December 31, 1998, the Issuer reported that a total of 11,323,782 shares of Common Stock were outstanding as of March 29, 1999. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 10.2% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

                               Page 3 of 4 Pages

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                                 SIGNATURE PAGE
                                 --------------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

     Dated: May 7, 1999
                                             /s/ Gilbert D. Scharf
                                        ---------------------------------
                                                 Gilbert D. Scharf

                               Page 4 of 4 Pages